Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES BOARD OF DIRECTOR ELECTION RESULTS

(Calgary, June 24, 2014) - Pengrowth Energy Corporation is pleased to announce that at its annual meeting of shareholders held earlier today, each of the nine nominees listed in its management information circular dated April 30, 2014 were elected as directors of Pengrowth to serve until the next annual meeting of shareholders of Pengrowth, or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.
	Votes For		Votes Withheld
Derek W. Evans	215,777,976	(98.26%)	3,817,640	(1.74%)
John B. Zaozirny	203,889,298	(92.85%)	15,706,318	(7.15%)
Wayne K. Foo	215,345,065	(98.06%)	4,250,551	(1.94%)
Kelvin B. Johnston	216,291,507	(98.50%)	3,304,109	(1.50%)
James D. McFarland	209,498,437	(95.40%)	10,097,189	(4.60%)
Michael S. Parrett	214,415,658	(97.64%)	5,179,958	(2.36%)
A. Terence Poole	215,355,144	(98.07%)	4,238,356	(1.93%)
Barry D. Stewart	215,561,135	(98.16%)	4,034,481	(1.84%)
D. Michael G. Stewart	214,428,378	(97.65%)	5,167,238	(2.35%)

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Fred Kerr
Vice President, Investor Relations
Toll free 1-855-336-8814

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com